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                             January 23, 2023

       Henry C.W. Nisser, Esq
       President and General Counsel
       Ault Alliance, Inc.
       11411 Southern Highlands Parkway, Suite 240
       Las Vegas, NV 89141

                                                        Re: Ault Alliance, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            Filed November 21,
2022
                                                            Response Dated
September 30, 2022
                                                            File No. 001-12711

       Dear Henry C.W. Nisser, Esq:

              We have reviewed your September 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 16, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Business
       BitNile, Inc., page 7

   1. We note your disclosure on page 12 that you store digital currencies at NYDIG ABL
                                                        LLC, which you
represent is a regulated, audited and insured cryptocurrency custodian, and that the custody
arrangements require that you    mine to a custodial wallet address
                                                        where the private key
is held by the custodian and all keys for the wallet are held in cold
                                                        storage.    Please
confirm for us that you are the counterparty to the custody arrangements, the number of
arrangements, and describe your material rights and obligations under such
 Henry C.W. Nisser, Esq
FirstName  LastNameHenry  C.W. Nisser, Esq
Ault Alliance, Inc.
Comapany
January 23,NameAult
            2023    Alliance, Inc.
January
Page 2 23, 2023 Page 2
FirstName LastName
         arrangements. Also describe the nature of the asset you have under the custody arrangements, such as a digital asset, derivative asset, or other asset, and provide your supporting accounting analysis with citation to authoritative literature.
Consolidated Statements of Cash Flows, page F-12

2. We note your response to comment 7 and that you began converting Bitcoin into fiat currency subsequent to December 31, 2021. Please clarify how you presented the conversion of Bitcoin into fiat currency in your statements of cash flows for the interim period ended September 30, 2022.
3. Basis of Presentation and Significant Accounting Policies
Revenue Recognition
Lending and Trading, page F-17

3. We note your response to comment 8. Please tell us your accounting treatment for digital currencies you pledge as collateral for debt and provide supporting accounting analysis, such as ASC 610-20. In your response, tell us if the counterparty has the right to pledge, rehypothecate, transfer or otherwise use the digital currency pledged as collateral.
Blockchain Mining, page F-17

4. We note your responses to comments 4 and 9 are inconsistent. Please reconcile these responses by clearly identifying for us and disclosing your customer, as that term is defined in ASC 606-10-20. For example, both responses indicate you have a contract with the mine pool operator in which you promise to provide computing power and do not indicate the presence of a contract with the mining pool.
5. In responses 9 and 10, you describe that you measure noncash consideration nightly. We are unable to reconcile this accounting convention to the ASC 606 requirements related to the required measurement of noncash consideration. We also note that under fully pay per share, there appears to be variability in the fair value of the noncash consideration after contract inception because of both the form of consideration, as well as for reasons other than the form of consideration, such as the total hash rate contributed. Please revise your accounting policy to comply with ASC 606-10-32-23. Also tell us the effect of this revision on the historical reporting periods depicted in your filing and whether you believe such difference is material and the reasons for your determination. Please also respond to the second and third bullets of prior comment 10.
Digital Currencies, page F-21

6. We are unable to reconcile your accounting convention of determining the price of bitcoin nightly with the requirements of ASC 350-30-35-19, which indicates impairment exists whenever carrying value exceeds fair value. Please revise your accounting to comply with ASC 350-30-35-19.
 Henry C.W. Nisser, Esq
Ault Alliance, Inc.
January 23, 2023
Page 3
8. Digital Currencies, page F-30

7. We note your response to comment 14. Please ensure you provide a rollforward of each material holding of crypto assets in all future filings. We did not see a rollforward within your Form 10-Q for the period ended September 30, 2022.
Form 10-Q for the Quarterly Period Ended September 30, 2022

7. Property and Equipment, Net, page F-17

8. We note that you had Bitcoin miners with a carrying value of $38 million with Compute
         North Holdings, Inc. at the time they filed for Chapter 11 bankruptcy. Please tell us in sufficient detail how you determined that the mining equipment was not impaired as of
         September 30, 2022. In doing so, tell us if the bankruptcy triggered an interim impairment assessment under ASC 360-10-35-21.
      You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Kevin Woody,
Accounting Branch Chief, at (202) 551-3629 with any questions.



FirstName LastNameHenry C.W. Nisser, Esq                       Sincerely,
Comapany NameAult Alliance, Inc.
                                                               Division of
Corporation Finance
January 23, 2023 Page 3                                        Office of
Manufacturing
FirstName LastName